FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                                  INFOVISTA SA
              ----------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


                6, rue de la Terre de Feu, 91940 Les Ulis, France
                -------------------------------------------------
                    (Address of principal Executive Offices)





     (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                           Form 20-F  X                      Form 40-F
                                     ---                              ----

     (Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of
1934)

                           Yes                                No  X
                              ----                               ---

     (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): __________)



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                                   ENCLOSURES


     InfoVista SA (the "Company") is furnishing under cover of Form 6-K a press release dated October 8th, 2001 announcing unaudited first quarter revenue expectations.



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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        INFOVISTA SA

Dated: October 8th, 2001                By: /s/ ALAIN TINGAUD
                                        Alain TINGAUD
                                        Chairman and Chief Executive Officer












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INFOVISTA ANNOUNCES UNAUDITED FIRST QUARTER REVENUE EXPECTATIONS
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PARIS,  FRANCE and  COLUMBIA,  MD - October 8, 2001 - InfoVista  (NASDAQ:  IVTA,
Nouveau Marche: 7667), a global provider of software solutions that help service providers and large corporations improve returns from their complex IT and network infrastructure, today announced that it expects to report unaudited revenues for the first quarter ending September 30, 2001 of approximately 6.5 million euros.

"Revenues have been directly impacted by the September tragedies, with approximately 8 customers delaying their purchase orders in the US and Europe. We are also beginning to witness a global economic slowdown as a result of these events," said Alain Tingaud, Chairman and CEO. "However, despite this difficult environment that has seen longer time to deal closure, our customers continue to demand improved ROI from their IT and network infrastructures. They now, more than ever, appreciate our competitive solutions and key positioning at the heart of the OSS platform. While significantly, in tough times as these, our strong financial resources will allow for continuous precise investments and the execution of our long-term strategy."

InfoVista recently announced new organizational plans to ensure optimal efficiencies and synergies throughout the company. During the quarter ended September 30, 2001, re-deployment and targeted geographical staffing adjustments resulted in a slight reduction in the overall workforce. The Company also began a company-wide skill-enhancing program to recruit experienced and talented key personnel. At the same time, InfoVista embarked on various cost-efficiency programs, including the optimization of worldwide office space.

InfoVista will release its final first quarter results on October 24, 2001, and will host a conference call on the same day at 10:00 a.m. (EST) / 3:00 p.m. (UK) / 4:00 p.m. (Continental Europe). To dial into the call, please use the numbers below:


From the US: (800) 491-3127 or (303) 267-1001
From the UK: (UIFF): +800 4444 4411 or +44 (0)20 8410 1215
From Continental Europe: (UIFF): +800 4444 4411 or +44 (0)20 8781 0571

A replay of the teleconference will be available shortly after the end of the conference call for one week at the numbers below:

From the US: (303)804-1855, Access code: 1253040
From the UK: +44 (0)20 8288 4459, Access code: 645722
From Continental Europe: +44 (0)20 8288 4459, Access code: 645722

InfoVista's first quarter earnings conference call will be available online through www.infovista.com or at www.streetfusion.com. The live webcast will begin at 9:00 a.m. (EST) / 2:00 p.m. (UK) / 3:00 pm (Continental Europe) on Wednesday, October 24, 2001 with the replay beginning shortly after the completion of the live call. This replay will be available for 7 days.



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About InfoVista

InfoVista is a world-leading provider of Service Level Management software solutions. InfoVista designs, develops and markets technologically advanced software which monitors, analyses and reports on the performance and quality of services of information technology infrastructure (ITI), including networks, servers and applications. InfoVista markets primarily to telecommunications companies, including British Telecom, France Telecom, and Cegetel; Internet Service Providers including UUNET and Wanadoo; and other IT-intensive organization such as financial services companies including AXA, First Union Bank, Fleet Capital and Banque de France, and other multinational companies like Nestle and Shell. InfoVista is traded on the NASDAQ under the ticker symbol IVTA and the Nouveau Marche under the symbol InfoVista (CodeEuroclear 7667). For more information about the company, please visit www.infovista.com.
                                            ------------------

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward looking statements." Forward looking statements include, but are not limited to, statements in which words such as "expect," "see," "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used. Forward looking statements are not guarantees of future performance. They involve risks, uncertainties, and assumptions, including, without limitation, risks and assumptions, uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence on spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors that might affect our actual results, please see the "Risk Factors" section and other disclosure in InfoVista's Registration Statement on Form F-1 as filed with the Securities and Exchange Commission. The Company's actual results and stockholder values may differ materially from those anticipated or expressed in these forward looking statements. Many of the factors that will determine these results and values are beyond the Company's ability to control or predict. Readers of this press release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

InfoVista is a registered trademark of InfoVista, S.A.



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